UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 4, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR

HARMONY REACHES FIVE-YEAR WAGE AGREEMENT

Johannesburg, Thursday, 4 April 2024. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) has concluded a landmark five-year wage agreement (“the Agreement”) in respect of increases to wages and other conditions of service with its five labour unions, being the Coalition (comprising the NUM, UASA and Solidarity), AMCU, and NUMSA. The agreement is for the period 1 July 2024 to 30 June 2029 and will take effect on 1 July 2024.

Harmony CEO Peter Steenkamp noted: “For the first time in our 73-year history, we have concluded a five-year wage agreement with all of our labour unions. This is testimony to the strength of our labour relations and ensures stability and continued certainty on our fixed labour costs for the next five years. This milestone agreement has been reached three months before the existing agreement's expiry. It is fair and balanced, considering the impact that increases in the cost of living are likely to have on employees over the next five years. We are pleased that the wage negotiations were carried out in good faith and commend all parties for demonstrating good leadership by engaging constructively. Our people are our top priority, and I thank everyone involved in making this possible.”

Details of the agreement:
The agreement allows for the following increases to monthly wages:
•Category 4 – 8 employees will receive a wage increase of R1 200 in year 1; R1 250 in year 2; R1 300 in year 3; R1 450 in year 4; and R1 500 in year 5.

•B-lower employees will receive a wage increase of R1 200 or 6.2% (whichever is greater) in year 1; R1 250 or 6.2% or CPI (whichever is greater) in year 2; R1 300 or 6.2% or CPI (whichever is greater) in year 3; R1 450 or 6.35% or CPI (whichever is greater) in year 4; and R1 500 or 6.5% or CPI (whichever is greater) in year 5.

•Miners, Artisans and Officials will receive a wage increase of 6.2% in year 1; 6.2% or CPI (whichever is greater) in year 2; 6.2% or CPI (whichever is greater) in year 3; 6.35% or CPI (whichever is greater) in year 4; and 6.5% or CPI (whichever is greater) in year 5.
In addition to the basic wage increases, the parties agreed to the following:
•The current monthly housing allowance will increase as follows:
◦Year 1: R3 360
◦Year 2: R3 480
◦Year 3: R3 660
◦Year 4: R3 840
◦Year 5: R4 020

•The current monthly living-out allowance will increase as follows:
◦Year 1: R100 to R2 800
◦Year 2: R100 to R2 900
◦Year 3: R150 to R3 050
◦Year 4: R150 to R3 200
◦Year 5: R150 to R3 350

Employees not making use of available company-provided accommodation are eligible for either a housing allowance or a living-out allowance, but not both.

Several non-wage related and process issues have been agreed to, including increasing the current guaranteed minimum severance and medical incapacity payments, medical aid co-contributory benefits, and maternity and paternity leave.

This agreement will result in an increase of approximately 6% per annum over the five-year period which is within Harmony planning parameters.

Ends.

For more details contact:
Jared Coetzer
Head of Investor Relations
+27 82 746 4120
Jared.Coetzer@Harmony.co.za

Johannesburg, South Africa
4 April 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 4, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director